FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2009

Commission File Number	000-30224

CRYPTOLOGIC LIMITED
Marine House, 3rd Floor Clanwilliam Place Dublin 2, Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒        Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2009	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

2

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated May 7, 2009

EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CryptoLogic continues path to profitability amid challenging conditions

May 7, 2009 (Dublin, IRELAND) – CryptoLogic, a world leader in Internet casino and branded gaming software, today announced its financial results for the first quarter ending March 31, 2009. The results reflect challenging economic conditions and a continuing transition in the company’s revenue base, coupled with better-than-forecasted cost reductions in line with CryptoLogic’s strategy to return to profitability and cash generation in 2009.

Financial highlights:

•	Revenue of $10.1 million (Q1 2008: $19.3 million), primarily reflecting lower wagering activity due to global economic conditions and the adverse impact of a strong U.S. dollar
•	Operating expenses decreased to $8.2 million (Q1 2008: $14.4 million)
•	Net loss of $1.3 million, improved from the last three quarters (Q1 2008 net profit: $0.6 million)
•	Diluted loss per share of $0.10 (Q1 2008 diluted earnings per share: $0.06)
•	Total reorganization costs amounted to $0.53 million (Q4 2008: $20.6 million)
•	Net cash at March 31, 2009: $38.7 million (December 31, 2008: $43.8 million)
•	Announced a dividend of $0.03 per share for the quarter, unchanged from Q4 2008

Operating highlights:

•	Completed integration of poker customers with GTECH Corporation’s network on schedule in March, substantially reducing costs while improving liquidity for players
•	Formed strategic partnership with Gaming Technology Solutions PLC to make CryptoLogic games available to customers on GTS platform
•	Signed exclusive casino deal with The Gaming Network (TGN) to provide Internet casino software to some of the U.K.’s most popular gaming sites
•	Signed an exclusive licensing agreement for 10 games with Gala Coral in March 2009
•	Announced multi-year licensing agreements with Paramount Digital Entertainment, Warner Bros. and DC Comics to bring characters such as Batman, Superman and Braveheart to leading Internet casinos
•	Launched new three-game lineup featuring Marvel’s legendary Spider-Man
•	Won industry’s major honour – Gambling Online Magazine’s Top Casino Software Award – for fourth consecutive year

Outlook:

•	Revenue outlook expected to improve gradually as four licensees plan to launch 19 CryptoLogic-powered games in Q2 2009, with more than 50 games to follow in Q3 and 30 in Q4
•	Restructuring program remains on track as CryptoLogic enjoys initial benefit of cost reductions in Q2, following March move to shared poker network
•	Management expects return to profitability and cash generation, in line with previous guidance

3RD FLOOR, MARINE HOUSE, CLANWILLIAM PLACE,

DUBLIN 2, IRELAND

“In very challenging times, CryptoLogic continues to control what we can: containing costs, accelerating innovation and focusing on execution,” said Brian Hadfield, CryptoLogic’s President and CEO. “With our revenue base still in transition, we accelerated CryptoLogic’s cost-reduction program and continued to sign and support deals to bring the world’s best games to the world’s leading Internet casinos. It is a solid foundation for a return to profitability and cash generation this year.”

Overview

In the first quarter of 2009, CryptoLogic made good progress in executing its strategy to focus on Internet casino hosting and the licensing of its branded gaming and associated software.

These activities provide the company with a competitive advantage by leveraging its position as a leading designer of exciting, character-rich betting games for gaming operators. In PartyGaming, 888.com andBetfair, the company now has three of the world’s largest legal gaming operators on its roster of customers – as well as many of Europe’s other top brands.

As announced in March, the company has completed the integration of its poker network with that of GTECH Corporation. This enables a significant reduction in CryptoLogic’s cost base, the full benefit of which will be realized from the second quarter. The company will continue to manage its costs carefully in the light of global economic conditions, which led to reduced wagering in both the casino and poker markets.

New customers to drive revenue growth

CryptoLogic continued to expand its customer base in the first quarter, signing new licensing deals with various major online gaming brands. The company announced a strategic partnership with Gaming Technology Solutions PLC to make CryptoLogic games available to the many leading gaming operators that use the GTS platform. CryptoLogic also signed an exclusive agreement with The Gaming Network to provide Internet casino software to some of the U.K.’s top gaming sites.

Subsequent to the quarter-end, the company announced two more deals licensing its most popular slot games to blue-chip European customers: Gala Coral is a large U.K.-based company that operates four of Europe’s most popular gaming sites, and Betfair is the world’s largest online betting community with over two million customers. SkyBet, who deploy games in the second quarter, will become the first licensee to launch CryptoLogic games through Orbis Technology’s Open Bet Fixed Odds Games platform. The move signals the successful integration of CryptoLogic games on the Orbis platform following a partnership struck in October 2008.

CryptoLogic has built a large and diversified licensee base, featuring 18 customers compared with 11 a year ago. BetJacks began offering CryptoLogic-powered games to its subscribers in the first quarter, and PartyGaming launched its first CryptoLogic games earlier this week. CryptoLogic’s customers are planning to roll out some 19 games in the second quarter, which creates significant revenue potential later this year. Recognizing the significant impact of reduced discretionary spending by consumers, CryptoLogic is strengthening support services to its larger licensees for marketing and player acquisition.

E-gaming innovation

CryptoLogic has also been very active in releasing new games, and in striking deals with owners of more top brands that will appear in future CryptoLogic games.

In January, the company released a three-game pack headlined by Spider-Man Revelations, a very popular new game featuring Marvel’s most famous Super Hero. In April, CryptoLogic released a new downloadable game line-up featuring Call of Duty 4: Modern Warfare, based on one of the world’s most widely played video games, and the eagerly anticipated Millionaire’s Club III.

The company announced multi-year licensing agreements with Paramount Digital Entertainment, Warner Bros. and DC Comics to bring characters such as Batman, Superman and Braveheart to leading Internet casinos.

The first quarter also featured the unveiling of the CryptoLogic Centre for Innovation, which brings together industry leaders and gaming innovators to create new games and Internet gaming concepts. As announced on May 5, 2009, the first game from this new centre, Jenga, launched in April.

Financial performance

Total revenue: CryptoLogic saw a moderate decline in revenue from $11.4 million in the fourth quarter of 2008 to $10.1 million in the first quarter of 2009. This included casino revenue of $6.5 million and poker revenue of $2.0 million. Revenue was affected by lower spending from the most avid players, coupled with the continued impact of the strong U.S. dollar. As noted above, CryptoLogic is responding not just by signing new customers, but also by strengthening support services to its larger customers for marketing and player acquisition.

Earnings and Earnings per Diluted Share: The company recorded a loss of $1.3 million for the quarter, or $0.10 per fully diluted share (based on a weighted average of 13,820,000 outstanding shares), an improvement on the three prior quarters. Operating expenses were down substantially, from $13.3 million in the fourth quarter of 2008 to $8.2 million in Q1. The company also recorded $0.5 million in reorganization charges in the first quarter.

Balance Sheet and Cash Flow: CryptoLogic continues to have a strong balance sheet, ending the quarter with $38.7 million in net cash (comprising cash and cash equivalents, restricted cash and security deposits), or $2.80 per diluted share (December 31, 2008: $43.8 million, or $3.15 per diluted share). The decrease in net cash was due largely to movements in working capital and funds paid to secure the royalty rights of DC Comics including Superman and Batman. The company continues to be debt-free. CryptoLogic’s working capital at March 31, 2009 was $39.8 million or $2.88 per diluted share (December 31, 2008: $41.2 million or $2.97 per diluted share).

Dividend: On May 5, CryptoLogic declared a dividend of $0.03 per share for the quarter, unchanged from the fourth quarter of 2008. The dividend will be paid on June 15, 2009 to shareholders of record of CryptoLogic Limited and CryptoLogic Exchange Corporation as at June 8, 2009.

Outlook

As indicated previously, the company continues to take a conservative view of its revenue outlook, as economic conditions remain volatile and consumer spending remains sluggish. CryptoLogic is focused on the factors it can control: its operating costs, robust new business activity, customer service and marketing support, and the company’s innovation pipeline.

Management believes the combination of new customers and lower costs positions the company for a return to profitability and cash generation in 2009, in line with previous guidance.

CryptoLogic will hold its annual general meeting in Toronto on Wednesday June 3, 2009. Details are available on the company’s website.

Investor/analyst conference call

CryptoLogic will hold a conference call today at 8:30 a.m. Eastern time (1:30 p.m. BST) to update investors on the company’s earnings in Q1 2009. The details of the call are as follows:

Toll Free North America:	1-800-766-6630
Toll Free UK:	00 800-4222-8835
Toll Free International Toronto Dial-In Number:	(Country Code) 800-4222-8835 416-340-8410

To participate, please callfive to ten minutes prior to the start of the teleconference. This conference call will be recorded and available for replay approximately one hour after the completion of the call, up until midnight May 14, 2009. To listen to the replay, please dial 416-695-5800 or 1-800-408-3053, passcode 6303411#. A transcript of the call will also be made available on CryptoLogic’s website at www.cryptologic.comunder Investor Information.

About CryptoLogic® (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a leading public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic® Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to blue-chip customers who offer their games to non-U.S. players around the world. For information on WagerLogic, please visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

For more information, please contact:

CryptoLogic, 353 (0) 1 234 0415	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Jason Graham, ext 229 jgraham@argylecommunications.com
Daniel Tisch, ext 223 dtisch@argylecommunications.com
Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
Harry Chathli or Alexis Gore, +44 207 977 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this news release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

CRYPTOLOGIC LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars)

	As at	As at
	March 31,	December 31,
	2009	2008
	(unaudited)	(audited)

ASSETS
Current assets:
Cash and cash equivalents	$ 33,491	$ 36,348
Restricted cash	5,000	7,175
Security deposits	250	250
Accounts receivable and other	6,752	6,002
Prepaid expenses	7,854	7,217
	53,347	56,992

User funds held on deposit	6,737	10,833
Future income taxes	3,208	1,930
Capital assets	17,674	18,703
Long term investments	6,021	5,821
Intangible assets	4,822	4,982
Goodwill	6,545	6,545
	98,354	105,806

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	13,110	15,356
Income taxes payable	420	413
	13,530	15,769

User funds held on deposit	6,737	10,833
Future income taxes	318	382
	20,585	26,984

Minority interest	6,262	6,382

Shareholders’ equity:
Share capital	33,594	33,552
Stock options	7,177	6,856
Retained earnings	30,736	32,032
	71,507	72,440

	$ 98,354	$ 105,806

CRYPTOLOGIC LIMITED

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME

(In thousands of US dollars, except per share data)

(Unaudited)

	For the three months
	ended March 31,
	2009	2008

Revenue	$ 10,134	$ 19,317
Expenses
Operating	8,199	14,437
General and administrative	3,124	2,853
Reorganization	532	—
Finance	21	173
Amortization	1,305	1,396
	13,181	18,859

Earnings (loss) before undernoted	(3,047)	458
Interest income	171	794
Non operating income	—	102

Net earnings (loss) before income taxes and minority interest	(2,876)	1,354

Income taxes:
Current	(160)	555
Future	(1,342)	28
	(1,502)	583

Net earnings (loss) before minority interest	(1,374)	771

Minority interest	(78)	162

Net earnings (loss) and comprehensive income (loss)	$ (1,296)	$ 609

Net earnings (loss) per common share
Basic	$ (0.10)	$ 0.06
Diluted	$ (0.10)	$ 0.06

	For the three months
	ended March 31,
	2009	2008

Retained earnings, beginning of period	$ 32,032	$ 70,855
Earnings (loss)	(1,296)	609
Retained earnings, end of period	$ 30,736	$ 71,464

CRYPTOLOGIC LIMITED

CONSOLIDATED STATEMENTS OF CASHFLOWS

(In thousands of US dollars)

(Unaudited)

	For the three months
	ended March 31,
date	2009	2008
Cash flows from (used in):

Operating activities:
Net earnings (loss)	$ (1,296)	$ 609
Adjustments to reconcile earnings to cash provided
by (used in) operating activities:
Amortization	1,305	1,396
Unrealized (gain) on forward contract	(127)	(243)
Reorganization expense	532	—
Future income taxes	(1,342)	28
Minority interest	(78)	162
Stock options	321	690
	(685)	2,642
Change in operating assets and liabilities:
Accounts receivable and other	(750)	445
Prepaid expenses	(300)	267
Accounts payable and accrued liabilities	(2,778)	1,283
Income taxes payable	(203)	464
	(4,716)	5,101

Financing activities:
Issue of capital stock, net	—	67
	—	67

Investing activities:
Purchase of capital assets	(116)	(664)
Purchase of other investments	(200)	(1,019)
Decrease in restricted cash	2,175	14,976
Decrease in security deposits	—	900
	1,859	14,193

Increase (decrease) in cash and cash equivalents	(2,857)	19,361

Cash and cash equivalents, beginning of period	36,348	55,428

Cash and cash equivalents, end of period	$ 33,491	$ 74,789

Supplemental cash flow information:
Non cash portion of options exercised	$ —	$ 29